VIPER ENERGY PARTNERS LP
500 WEST TEXAS AVENUE, SUITE 1200
MIDLAND,TX 79701

July 9, 2015
VIA EDGAR
H. Roger Schwall
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Viper Energy Partners LP
Registration Statement on Form S-3
File No. 333-205432

Dear Mr. Schwall:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Viper Energy Partners LP (the “Partnership”) hereby requests acceleration of the effective date of the above referenced Registration Statement on Form S-3 to July 13, 2015 at 4:00 p.m., Eastern time, or as soon as practicable thereafter.
The Partnership hereby acknowledges that:

1.
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall
July 9, 2015

Very truly yours,
Viper Energy Partners LP
By:    Viper Energy Partners GP LLC,
its general partner

By:	/s/ Randall J. Holder
Randall J. Holder
Vice President, General Counsel and Secretary

cc:    Seth R. Molay, P.C., Akin Gump Strauss Hauer & Feld, LLP